UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 15 September 2020

ASX RELEASE

15 September 2020

KAZIA PRESENTS TO H C WAINWRIGHT CONFERENCE

Sydney, 15 September 2020 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of the presentation to be made by our CEO, Dr James Garner, to the H C Wainwright conference at 7am AEST on 16 September 2020.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib entered a phase II clinical trial in 2018. Interim data was reported most recently at AACR in June 2020, and further data is expected in 2H 2020. Four additional studies are ongoing in other forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 has completed a phase I clinical trial in Australia and the United States with the final data expected in the second half of calendar 2020. Interim data was presented most recently at the AACR conference in June 2020. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

A company developing innovative, high-impact drugs for cancer Presentation to HC Wainwright & Co 22nd Annual Investment Conference Dr James Garner Chief Executive Officer & Managing Director 15 September 2020

Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Corporate Overview Company Description Oncology-focused, mid-clinical-stage, small-molecule biotechnology company, headquartered in Sydney, Australia Pipeline Paxalisib – brain-penetrant PI3K / mTOR inhibitor about to enter phase III for glioblastoma Cantrixil – cancer stem cell-targeting agent in phase I for ovarian cancer Financials Listed on ASX (KZA) and NASDAQ (KZIA) with a market capitalization of ~US$ 75 million Current assets at 30 Jun 2020 of ~US$ 7.7 million

Investment Rationale

Glioblastoma (GBM) is a disease with very high unmet medical need

1. GBM is the most common and most aggressive form of brain cancer
2. Only existing drug, temozolomide, is ineffective in two-thirds of cases
3. Commercial opportunity is ~US$ 1.5 billion per annum

Kazia's paxalisib (GDC-0084) has a very promising rationale for GBM

4. Member of PI3K inhibitor class, which has yielded four FDA-approved cancer drugs
5. 85-90% of GBM patients have a disordered PI3K pathway
6. Only PI3K inhibitor in global pipeline able to cross the blood-brain barrier

Highly encouraging data places paxalisib on a clear path to commercialisation

7. Strongly encouraging data from ongoing phase II study in GBM
8. Clear path-to-market, with international phase III due to start in 2H CY2020
9. 4x ongoing studies in other forms of brain cancer provide multiple shots on goal

3

KAZIA THERAPEUTICS

Treatment of brain cancer has improved little in recent decades, unlike other cancers Lung Cancer Brain Cancer (glioblastoma) 1990s 1990s 2000s 2000s 2010s 2010s

Paxalisib was designed specifically to overcome challenges associated with brain cancer treatment

Challenge		Approach
Blood-Brain Barrier Most cancer therapies do not penetrate the BBB	→	**Brain-Penetration** GDC-0084 is designed to cross the blood-brain barrier
Tumour Heterogeneity Brain tumours exhibit a wide range of genetic aberrations	→	**Rational Target Selection** PI3K pathway is affected in 85-90% of GBM cases and many brain mets
Toxicity Some PI3K inhibitors have shown evidence of significant toxicity	→	**Favourable Safety Profile** No evidence of GI, blood, renal, or CNS toxicities
Treatment Resistance Mechanisms Tumour rapidly develops resistance to single agent treatment approaches	→	**Multiple Pharmacological Activities** GDC-0084 active against all PI3K isoforms and also mTOR
Clinical Population GBM patients with recurrent disease often have significant morbidity	→	**Newly-Diagnosed Patients** Lead indication for GDC-0084 is first-line use in GBM

Commercially Attractive

- Composition of matter patents through to 2031 in most jurisdictions
- Straightforward chemical synthesis; highly stable API; inexpensive manufacture
- 15mg capsule presentation for once-daily oral administration
- Limited toxicities and drug interactions
- Toxicology and CMC packages already largely sufficient for registration

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KAZIA THERAPEUTICS

PI3K class is well-established, but paxalisib is unique in its ability to cross the blood-brain barrier


Zydelig
Idelalisib


Aliqopa


Copiktra
(duvelisib) Capsules


PIQRAY
300 mg daily dose



GILEAD	BAYER	Verastem	NOVARTIS	KAZIA THERAPEUTICS
Zydelig (idelalisib)	Aliqopa (copanlisib)	Copiktra (duvelisib)	Piqray (alpelisib)	**GDC-0084**
FDA Approved **July 2014** (blood cancers) [accelerated approval] ✓	FDA Approved **September 2017** (blood cancers) [accelerated approval] ✓	FDA Approved **October 2018** (blood cancers) [accelerated approval] ✓	FDA Approved **May 2019** (breast cancer) [accelerated approval] ✓	In phase II human trials under US FDA oversight (brain cancer)
Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does not cross blood-brain barrier ✗	Does cross blood-brain barrier ✓
Potentially fatal liver toxicity and diarrhoea ✗	Potentially fatal infections ✗	Potentially fatal infections & diarrhoea ✗	Limited toxicities to date ✓	Appears generally safe and well-tolerated thus far ✓

6 KAZIA THERAPEUTICS

Glioblastoma (GBM) is the most common and most aggressive form of primary brain cancer Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% (breast cancer: 90%) Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion Sen. John McCain Sen. Ted Kennedy Beau Biden Dan Case

Temozolomide is only FDA-approved drug for GBM; it is ineffective in ~65% of cases

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles



~35% of patients respond to temozolomide

Extends overall survival from 15 to 22 months

~65% of patients don't respond to temozolomide

Extends overall survival from 12 to 13 months

Paxalisib is being developed for the ~65% of newly-diagnosed GBM patients who will not respond to existing chemotherapy with temozolomide

For these patients, there is no effective pharmacological treatment currently available

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003
Note: Temozolomide is only approved therapy for newly-diagnosed patients; Avastin (bevacizumab) is approved for use in recurrent setting

8
KAZIA THERAPEUTICS

The current phase II study is designed to focus on newly-diagnosed patients, following radiotherapy Note: timelines are estimated and subject to periodic revision based on recruitment performance and treatment effect Step 1: Dose Optimisation 9 patients September 2018 – May 2019 21 patients June 2019 – February 2020 Step 2: Expansion Cohort Newly-diagnosed patients with the unmethylated MGMT promotor (i.e. resistant to temozolomide) Paxalisib administered once daily, orally, as monotherapy in place of temozolomide Primary objective is dose determination (Step 1) and signals of efficacy (Step 2) Primary objective is to determine the appropriate dose for newly-diagnosed patients (phase 1 was in end-stage patients) Primary objective is to generate supportive data for FDA and to provide confirmatory signals of efficacy in newly-diagnosed population Fully-Recruited Top-line safety data: May 2019 Interim efficacy data: Nov 2019 Interim survival data: Apr 2020 ü Fully-Recruited Interim efficacy data: Apr 2020 Interim efficacy data: Jun 2020 ü

New phase II data compares favourably to historical data for temozolomide (existing standard of care) Note: figures for existing therapy are for temozolomide, per Hegi et al. (2005); comparison between different studies is never perfectly like-for-like Progression-Free Survival (PFS) Overall Survival (OS) 8.5 months Median PFS 5.3 months Median PFS Paxalisib Existing Therapy 12.7 months Median OS Paxalisib Existing Therapy 17.7 months Median OS Part A + Part B (n=30) Part A (n=9)

A broad-based clinical program is underway across multiple forms of brain cancer Glioblastoma Most common and most aggressive brain tumour Phase II NCT03522298 Glioblastoma (planned pivotal study for approval [in set-up]) Phase II / III NCT03970447 Brain Metastases Cancer that has spread from any primary tumour Phase II NCT03994796 Breast Cancer Brain Mets (combination with Herceptin®) Phase II NCT03765983 Brain Metastases (combination with radiotherapy) Phase I NCT04192981 Primary Brain Cancer (brain cancer that begins in the brain) Secondary Brain Cancer (brain cancer that spreads from elsewhere in the body) Paxalisib (GDC-0084) Funded by Kazia Funded Primarily Through Partnerships and External Funding DIPG Highly aggressive childhood brain tumour Phase I NCT03696355

GBM AGILE is the planned pivotal study for paxalisib in glioblastoma Stage 1 (Phase II) upto 150 patients 50 patients Stage 2 (Phase III) Primary endpoint of both stages is overall survival (OS); final analysis performed on all patients from both stages, compared to all control patients recruited to date Stage 1 is the primary efficacy analysis; Stage 2 is a confirmatory component Study is designed to provide definitive data to support product registration if a candidate drug is efficacious Anticipated duration: 2 – 3 years Current Status GBM AGILE: Recruiting in US and Canada; planned to open in EU and China in CY2021 Paxalisib Participation: Enrolment expected to commence in 2H CY2020 Sponsored by Global Coalition for Adaptive Research (GCAR), a 501(c)(3) non-profit Strongly endorsed by FDA and leading brain cancer KOLs Paxalisib expected to be second drug to join the study, after Bayer’s Stivarga (regorafenib) Extensive funding support from National Brain Tumor Society, Cure Brain Cancer Foundation, and other bodies

GBM AGILE is an adaptive multi-drug registrational study, with strong FDA support Randomization Drug #2 Drug #3, etc… Drug #1 Common Control Arm Comparison against a common control arm reduces overall subject numbers, saving time and cost (no drug vs. drug comparison) Adaptive study design limits number of subjects to that required to demonstrate efficacy, eliminating redundancy Economies of scale due to multiple participating drugs allows for large site pool, robust study infrastructure, and reduced cost 1 2 3

Recent regulatory achievements position paxalisib well as it moves towards commercialisation Glioblastoma Most common and most aggressive form of brain cancer DIPG Highly aggressive childhood brain cancer Orphan Designation February 2018 August 2020 Rare Pediatric Disease Designation (not applicable) August 2020 Fast Track Designation August 2020 for future consideration Breakthrough Designation for future consideration for future consideration Advantages to Kazia ‘Data exclusivity’ provides additional protection against competition beyond granted patents Waiver of up to US$ 6 million in FDA fees at time of filing for marketing authorisations Eligibility for orphan grants Eligibility for priority review voucher at time of filing for marketing authorisation in DIPG (up to US$ 350 million in value) Enhanced access to FDA, with scope for more frequent and informal meetings Ability to submit a ‘rolling NDA’ in which sections are given to FDA as they are generated, instead of waiting until the end of development

Brain cancer represents a significant commercial opportunity for paxalisib, with limited competition ~$1.5B+ market opportunity INDICATIVE Glioblastoma 12,500 patients p.a. in the US Brain Metastases (secondary brain cancer) Childhood Brain Cancers Other Adult Primary Brain Cancers Other Cancers with Disordered PI3K Pathway (e.g. breast, lung, blood) Path to Market Expansion Opportunities ‘Blue Sky’ Potential

Kazia has delivered all milestones to date, with multiple data read-outs expected over 6-12 months H1 H2 H1 H2 2020 2021 Note: forward-looking milestones are forecast and indicative but subject to revision, particularly in light of changing conference schedules 2019 Commence NCI-funded ‘Alliance’ study in brain metastases Commence radiotherapy combination study with Sloan-Kettering Initial interim efficacy data from phase II GBM study at SNO H1 Further efficacy data from phase II GBM study at ASCO & AACR FDA Fast Track Designation for GBM FDA Rare Pediatric Disease Designation for DIPG Further data from phase II GBM study at SNO (Nov 20) Initial data from phase I St Jude DIPG study Initial data from phase II Dana-Farber BCBM study Final data from phase II GBM study Final data from phase I St Jude DIPG study Commence recruitment to GBM AGILE pivotal study Anticipated data from phase I MSKCC radiotherapy study Anticipated data from phase II Alliance brain mets study Anticipated data from phase II Dana-Farber BCBM study Complete Anticipated

Positive newsflow has supported revaluation of Kazia as paxalisib moves towards commercialisation



Share Price (US$)
KZIA
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Mar-20
May-20
Jul-20
Sep-20

Market Capitalisation	~US$ 75 million
Shares on Issue	~94 million
Listing	ASX: KZA NASDAQ: KZIA (1:10 ratio)
Balance Sheet (as at 30 Jun 20)	Current Assets: US$ 7.7M FY20 Spend: US$ 9M Runway: 2Q CY2021 Efficiency: ~80% R&D
Key Shareholders	Hyecorp (*SYD family office*) 17% Platinum Asset Mgmt. 9% Other Institutional ~10% Board & Mgmt. 2%

Note: as at 31 August 2020, unless otherwise noted

17

KAZIA THERAPEUTICS

A strong team brings international experience in big pharma and early-stage biotech Board Scientific Advisory Board Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

www.kaziatherapeutics.com